438	Exhibit 4.3

Exhibit 4.3

Board agreement

Between Aegon N.V. and Alexander R. Wynaendts

Contents

Clause

1.	Date of Commencement and Position
2.	Duration and Termination
3.	Remuneration
4.	Working Hours
5.	Vacation
6.	Additional Benefits, Insurance and Healthcare
7.	Expenses
8.	Disability
9.	Pension
10.	Prohibited activities during employment
11.	Confidentiality
12.	Codes, Rules and Instructions
13.	Documents
14.	Company Property
15.	No Employment Relationship
16.	Final Provisions
17.	Governing Law and Arbitration Tribunal
Signatories

This agreement

was entered into on 18 May 2019

The undersigned:

1.

Aegon N.V., a public limited company (in Dutch: “naamloze vennootschap”), established in The Hague, the Netherlands, represented for this purpose by Mr. W.L. Connelly, in his capacity of chairman of and acting on behalf of the supervisory board of Aegon N.V., hereinafter the Company;

and

2.	ALEXANDER R. WYNAENDTS, born on August 1, 1960, hereinafter the Executive; hereinafter together referred to as the Parties and each a Party,

Whereas:

(A)	on August 1, 1997, the Executive entered into the employment with a company now belonging to the group of companies of which the Company is the holding company;

(B)

in its meeting on March 5, 2003, the supervisory board of the Company (the Supervisory Board) decided, having heard the general meeting of shareholders of the Company (the General Meeting) to appoint the Executive as a member of the Executive Board of the Company (the Executive Board), which appointment entered into force on April 17, 2003 and the Executive has subsequently been appointed as Chief Executive Offer of the Company as per April 23, 2008;

(C)	on May 20, 2015, the Executive entered into a board agreement with the Company effective as per May 20, 2015, superseding previous employment agreements;

(D)

in its meeting on May 17, 2019, the General Meeting, after recommendation by the Supervisory Board on November 14, 2018, decided to reappoint the Executive as a member of the Executive Board with effect of May 18, 2019 for a term of four years, notwithstanding the right of the Parties to prematurely terminate the directorship in accordance with the relevant provisions of Dutch company law;

(E)

It is envisaged that this will be the Executive’s final term as member of the Executive Board. Further to Recital (D) above, it is contemplated that the Executive’s directorship could be terminated prior to the full term being completed and that during any applicable notice period in relation to termination of this Agreement (as defined below) in accordance with clause 2.1,

Aegon Annual Report on Form 20-F 2019

439	Exhibit 4.3

the Executive will continue to work for the Company to complete outstanding work or specific projects and to ensure a smooth and proper handover to the Executive’s successor.

(F)

also against the background of the fact that, with effect from January 1, 2013, board agreements concluded between a Dutch listed company and an executive director can no longer be qualified as an employment agreement, the Parties have expressed their wish and intention to enter into a services agreement within the meaning of article 7:400 of the Dutch Civil Code (the Agreement);

(G)

the Parties desire to set forth, thereby superseding previous agreements, the applicable terms and conditions of the engagement of the Executive by the Company in this Agreement with effect of May 18, 2019.

Declare to have agreed as follows:

1.	Date of Commencement and Position

1.1

The Executive enters into the Agreement with effect from May 18, 2019, (the Commencement Date). The Executive shall, as of the Commencement Date, continue to hold the position of member of the Executive Board under the articles of association (in Dutch: “statutair directeur”) and Chief Executive Officer of the Company.

1.2

The Executive has the obligations and shall fully comply with the rules and regulations that have been or will be imposed by law, regulations issued by the regulator, the Dutch Corporate Governance Code, the articles of association of the Company, the regulations for members of the Executive Board, and such other regulations as shall apply from time to time. The above-mentioned rules contain, amongst others, provisions relating to the prohibition against trading and inside information and an arrangement relating to restrictions imposed on private investments.

1.3

The Executive is obliged to do or to refrain from doing all that executive directors in similar positions should do or should refrain from doing. The Executive shall fully devote himself, his time and his energy to promoting the interest of the Company and its affiliated companies. To that effect, the Executive is expected to spend most of his time in the Netherlands, but also in such other countries as deemed commensurate with prevailing business needs.

1.4

The Executive acknowledges and agrees to comply with all policies and procedures that are applicable to the Company and its affiliated companies and to procure that such policies and procedures are implemented and observed in the Company and those affiliated companies within his area of responsibility, as such policies and by-laws shall apply and may be amended from time to time.

1.5

If the Executive is a member of the managing board and/or supervisory board of an affiliated company of the Company on the basis of his position as Chief Executive Officer of the Company or member of the Executive Board (so-called “q.q.- directorships”), or if the Executive is employed or engaged in any other position pursuant to his position as Chief Executive Officer of the Company or member of the Executive Board (so-called “q.q.-positions”), he will pay the income derived therefrom, if any, to the Company, unless the chairman of the Supervisory Board decides otherwise. The Executive will not suffer any tax disadvantage.

2.	Duration and Termination

2.1

The Agreement is entered into for a definite period and will terminate by operation of law, without notice being required, on the last day of the month in which the Annual General Meeting in 2023 is held.

2.2

Without prejudice to clause 2.1, the Agreement may be terminated by the chairman of the Supervisory Board on behalf of the Company or by the Executive during its term with due observance of a notice period of three months for the Executive and six months for the Company. If it is the Executive’s intention to terminate the Agreement, the Executive shall inform the chairman of the Supervisory Board in good time before giving notice of termination.

2.3

The Company has the right to terminate this Agreement with immediate effect due to an urgent cause or seriously culpable actions or neglect of the Executive in fulfilling his duties. Such cause may include in particular a gross breach of duties.

2.4

During the notice period, as referred to in clause 2.2, the Executive shall remain entitled to the employment terms under this Agreement including, for the avoidance of doubt, pro rata Variable Compensation (as defined in clause 3.3) and the pension entitlements.

2.5

Except as provided otherwise in this Agreement, the Executive shall not be entitled to any notice, payment in lieu of notice, termination fee, severance pay, transition allowance, damages, costs or compensation whatsoever in relation to the termination of this Agreement.

2.6

The Executive is obliged to resign from all positions that are inextricably linked to his position as member of the Executive Board (the so-called “q.q.-directorships” and “q.q.-positions”) with effect from the date on which the Executive ceases activities fulfilling his role as Chief Executive Officer of the Company, unless otherwise required by the chairman of the Supervisory Board.

Aegon Annual Report on Form 20-F 2019

440	Exhibit 4.3

3.	Remuneration

3.1

The Executive is entitled to a basic annual fee in an amount of EUR 1,294,867 gross per year. As of 1 June 2019, the Executive shall be entitled to a basic annual fee in an amount of EUR 1,327,239 gross per year, which will be paid by the Company to the Executive in cash in twelve equal instalments at the end of each month (the Annual Cash Base Fee).

3.2	At regular intervals, but at least once a year, the Supervisory Board will review the Annual Cash Base Fee of the Executive.

3.3

The Executive shall be eligible for an annual gross variable compensation (the Variable Compensation) in accordance with the Executive Board Remuneration Policy, the Aegon Group Global Remuneration Framework (the AGGRF) and the Executive Board Variable Compensation Plan Rules (the Plan Rules) as amended from time to time (the Remuneration Policy, the AGGRF and the Plan Rules hereinafter referred to as the Remuneration Regulations). For the avoidance of doubt, the Variable Compensation does not form part of and is in addition to the Annual Cash Base Fee. In line with the current Remuneration Regulations, the Executive can earn a Variable Compensation of up to a maximum of 100% of the Annual Cash Base Fee.

The Executive position qualifies as an Identified Staff position as defined in the AGGRF.

3.4

In accordance with the present Remuneration Regulations, the Variable Compensation consists of an Upfront Part and a Deferred Part (as defined in the Plan Rules). The Upfront Part represents 40% of the Variable Compensation amount awarded to the Employee and the Deferred Part represents 60% of the Variable Compensation awarded to the Employee.

Both the Upfront Part and the Deferred Part of the Variable Compensation are partially (at least 50%) paid out in Shares (as defined in the Plan Rules). A tiered three year vesting schedule applies to the Deferred Part following the year of payment of the Upfront Part. Vested Shares are subject to a holding period of three years. The Variable Compensation may be subject to a malus and/or clawback as defined in the Remuneration Regulations.

3.5	The Executive acknowledges and agrees that the Remuneration Regulations will continue to apply after the termination of this Agreement.

4.	Working Hours

4.1

This Agreement is based on a 40-hour working week. The Executive is expected to work during normal office hours, and any additional hours necessary to properly perform the duties and responsibilities of the position. The Executive’s Remuneration set out in clause 3 of this Agreement includes compensation for all hours worked.

5.	Vacation

5.1

The Executive shall be entitled to 31 working days of vacation per year. In taking holidays, the Executive shall consult with the other member of the Executive Board and will take the Company’s interests into account and agrees to the guiding principle set out in clause 5.2.

5.2

The Executive agrees that each calendar year, any and all accrued holiday rights should be taken at 31 December of such year. The Executive and the Company therefore agree that any vacation days accrued under this Agreement are deemed to have been taken at the end of each calendar year in which they were accrued.

6.	Additional Benefits, Insurance and Healthcare

6.1	The Company shall for the term of this Agreement, at its costs arrange for a life insurance for the benefit of the Executive.

6.2	During the term of this Agreement, the Executive is amongst others entitled to the following benefits in addition to the benefit mentioned in clause 6.1:

(1)

the Company will provide the Executive with a company car in accordance with the User’s Arrangement as determined from time to time for members of the Executive Board. The company car may be used for private purposes. Any tax consequences of private usage are on account of the Company which means that there will be a gross up for tax purposes; and

(2)	the Company will pay to the Executive a special gross allowance of two per cent (2%) of the Annual Cash Base Fee, which shall be paid in twelve equal instalments at the end of each month.

7.	Expenses

7.1

The Company will pay a monthly net expense allowance of EUR 450.00 per month for representation and general costs in accordance with the Expense Policy for the Executive Board as such policy may be amended from time to time, to be paid simultaneously with the monthly instalments of the Annual Cash Base Fee.

7.2

Any business expenses incurred by the Executive in the execution of his business tasks not covered by the monthly expense allowance as mentioned in clause 7.1 are reimbursed by the Company in accordance with the Expense Policy for the Executive Board as such policy may be amended from time to time. The costs mentioned above are reimbursed on production of appropriate receipts or other evidence reasonably acceptable to the Company, if required by the Company, and upon approval by the chairman of the Supervisory Board.

Aegon Annual Report on Form 20-F 2019

4 41	Exhibit 4.3

8.	Disability

8.1

Although no Collective Labour Agreement is applicable to the Executive, the Company shall apply the relevant provisions on sickness and / or disability of the Executive as provided for in the AEGON Nederland Collective Labour Agreement with regard to payments in case of disability, as amended from time to time. To calculate the amount of the monthly supplement during the relevant sickness or disability period only the Annual Cash Base Fee will be taken into account. The Executive will no longer be eligible for any Variable Compensation related to any performance year following the first year of disability until the Executive – partially or fully – resumes his duties as Executive Board member. Variable Compensation allocations related to the first year of sickness or disability or any subsequent year in which Executive Board member duties would be resumed, may partially be adjusted downwards to reflect the absence of the Executive during this / these performance year(s), such to be decided by the Supervisory Board.

9.	Pension

9.1	During the term of this Agreement, the Executive will not be entitled to participate in the standard Company pension arrangement for employees in the Netherlands.

9.2

In lieu of the arrangement referred to in 9.1, the Executive will receive a gross amount in cash equal to forty per cent (40%) of the Annual Cash Base Fee of which a part will be paid out to the Executive in monthly instalments, simultaneously with the Annual Cash Base Fee payments. The remainder will be paid to a bank account held in the name of the Executive of which (account) details will be made available in a Letter from the Executive to the Company before payment of the first monthly instalment as referred to in this clause 9.2.

9.3

In addition to the arrangement in clause 9.2 and during the period of this Agreement, the Executive is entitled to (the net equivalent of) an annual gross amount in cash equal to twenty-eight per cent (28%) of the Annual Cash Base Fee which will be paid to a bank account held in the name of the Executive as described in the Letter of the Company to the Executive of November 15, 2010 and amended by the Letter referred to in clause 9.2.

10.	Prohibited activities during employment

10.1

During the duration of this Agreement the Executive shall not, except with the prior written consent of the chairman of the Supervisory Board, be directly or indirectly engaged, concerned or interested in any way in any other business or occupation.

10.2

The chairman of the Supervisory Board shall not unreasonably withhold consent to a request by the Executive to accept an invitation to become a member of a governing body (but not in the role of CEO and/or chairman) of a company that conducts activities in a field that does not compete with the Company or any affiliated company.

11.	Confidentiality

11.1

The Executive shall throughout the duration of this Agreement and after this Agreement has ended for whatever reason, refrain from disclosing in any manner to any individual (including other personnel of the Company or of other companies affiliated with the Company unless such personnel must be informed in connection with their work activities for the Company) any information of a confidential nature concerning the Company or other companies affiliated with the Company, which has become known to the Executive as a result of the position the Executive holds at the Company and of which the Executive knows or should have known to be of a confidential nature.

11.2

Information of a confidential nature includes, but is not limited to, secret information relating to or comprising lists, plans, reports, controls, documents or details of actual or potential suppliers, agents, distributors, franchisees, clients, contractors, joint venture or alliance partners, employees or temporary workers or relating to the trade, business, dealings, tenders, technical processes, designs or finances of any of the aforesaid or relating to know-how, data bases, inventions, concepts or improvements or any other matters connected with the services marketed, provided or obtained by the Company or its subsidiaries or any of their respective clients.

11.3	The duty of this confidentiality provision survives this Agreement and any subsequent agreements, regardless of the reason of termination.

12.	Codes, Rules and Instructions

12.1	The following non-exhaustive list of codes, rules and instructions, as may be amended from time to time, apply to the Executive:

(1)	the Dutch Corporate Governance Code;

(2)	Aegon Code of Conduct;

(3)	the Aegon N.V. Insider Dealing Policy; and

(4)	the Aegon Group Conflicts of Interest Policy.

Aegon Annual Report on Form 20-F 2019

442	Exhibit 4.3

12.2

Complying with the requirements deriving from codes, rules and instructions that may be applicable to the Executive from time to time, including but not limited to those referred to in clause 12.1, may require the Executive to complete forms and/or disclose and/or notify the Company, competent regulators and/or the shareholders of the Company of, inter alia, the following:

(a)	persons closely associated with the Executive;

(b)	share ownership, awards and personal transactions in Aegon Financial Instruments;

(c)	options, (mortgage) loans, prepayments and guarantees provided by the Company or any affiliated company on behalf of the Executive; and

(d)	conflicts of interest (actual or potential), gifts and entertainment received and/or given by the Executive.

12.3

In addition to the Executive’s obligation to abide by the rules, codes and instructions specified in this clause 12, the Executive is expected to comply with the Company’s core values, basic principles and guidelines, which means, inter alia, that the Executive must:

(a)	apply a high ethical standard;

(b)	act in accordance with company values and understand the expectations of the Company’s or any affiliated company’s business conduct;

(c)	demonstrate transparency, integrity and accountability;

(d)	comply with legal requirements, internal policies and processes; and

(e)	exercise sound judgment in reaching ethical business decisions.

12.4

The Executive acknowledges and agrees that the rules, codes or instructions of this clause 12 may include certain requirements that the Executive is expected to comply with after termination of this Agreement.

13.	Documents

13.1

All notes and memoranda concerning the business or finances of the Company and its subsidiaries, their dealings, transactions or affairs, or their suppliers, agents, distributors, franchisees, clients, contractors, joint venture or alliance partners, employees or temporary workers which shall have been acquired received or made by the Executive during the course of his duties shall be the property of the Company or its subsidiaries (as the case may be) and shall be surrendered by the Executive to the Company on its behalf immediately, without necessitating the need for any request to be made in this regard, at termination of this Agreement, on suspension of the Executive from active duty for whatever reason or at the request of the Supervisory Board at any time during the course of his duties under this Agreement.

13.2

The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/ or copies thereof in any manner whatsoever, which belong to the Company or to affiliated companies, except insofar as and for as long as necessary for the performance of his work for the Company. The Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/ or correspondence and/or data carriers and/or copies thereof at termination of this Agreement, on suspension of the Executive from active duty for whatever reason or at the request of the Supervisory Board at any time during the course of his duties under this Agreement.

14.	Company Property

14.1	The Executive is eligible to use office equipment, as required for the work, subject to the prior approval of the superior and to the applicable regulations.

14.2

On request of the Company and upon termination of this Agreement, the Executive is required to return to the Company all company property including but not limited to access pass, all keys, mobile telephone, laptop, computer hardware and software, USB sticks and all documents in whatever form, as well as all copies that are in the Executive’s possession or under control. The ownership of all such property and documents remains vested in the Company at all times.

15.	No Employment Relationship

15.1

Nothing contained in this Agreement shall be construed or have effect as constituting any relationship of employer and employee or partners between the Company on the one hand and the Executive on the other hand.

16.	Final Provisions

16.1	Amendments to this Agreement may only be agreed upon in writing and with regard to the Company, solely when a decision to that effect has been taken by the competent body of the Company.

16.2

In the event any relevant regulation relating to the position or engagement of the Executive Board and/or compensation of the Executive Board is amended or any relevant regulator requires the amendment of any applicable code, rule or policy or challenges the content thereof, the Company reserves the right to make amendments (including amendments with retroactive effect and/or amendments adversely affecting the Executive, without any obligation on the Company

Aegon Annual Report on Form 20-F 2019

443	Exhibit 4.3

to compensate the Executive for any such amendment) to this Agreement and any applicable rules and policies, including but not limited to the Remuneration Regulations and those codes, rules and instructions set out in clause 12.

16.3	Parties acknowledge that each has read and understands the whole of this Agreement and voluntarily execute it after having had all opportunities to seek such advice as each may have wished to receive.

16.4

The clauses of this Agreement are severable. If any clause is found by any court or arbitration tribunal of competent jurisdiction to be unreasonable and invalid, that determination shall not affect the enforceability of the other clauses of this Agreement.

16.5

This Agreement supersedes all previous employment agreements and board agreements between the Executive and the Company and between the Executive and any affiliated company of the Company and takes their place. After this Agreement becomes effective, the Executive and the Company can no longer derive any rights from agreements which have been superseded herewith.

17.	Governing Law and Arbitration Tribunal

17.1	This Agreement is governed by and construed in exclusive accordance with the laws of the Netherlands.

17.2

Any disputes arising in connection with this Agreement, or further agreements resulting thereof, shall be finally settled in accordance with the Rules of the Netherlands Arbitration Institute in Rotterdam. The Arbitration Tribunal shall be composed of three arbiters. The place of arbitration shall be The Hague.

[Signatory page to follow]

Aegon Annual Report on Form 20-F 2019

444	Exhibit 4.3

Signatories

In witness whereof, this Agreement has been signed and executed in duplicate this 17 May 2019

AEGON N.V.	Mr. A.R. Wynaendts

/s/ Mr. W.L. Connelly	/s/ Mr. A.R. Wynaendts

Mr. W.L. Connelly

Chairman of the Supervisory Board

Aegon Annual Report on Form 20-F 2019